May 17, 2005

Ms. Kate Tillan

Reviewing Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 0306

Washington, D.C. 20549

RE:     Comment Letter - File No. 0-17187

Dear Ms. Tillan:

In connection with your comment letter dated April 1, 2005, we have the following responses:

Inventories - Page 29

1. Please respond to the following comments regarding your inventory policies:

(A) Please explain in more detail how and why you used $250,300 and $1,072,800 in fiscal 2004 and 2003, respectively, of your inventory reserve for direct write-offs of obsolete products and excess overhead absorbed in prior years. We note the disclosures on page 43 in Schedule II. Discuss how this complies with U.S. GAAP.

RESPONSE:

The $250,300 write-off in fiscal 2004 was for items we elected to obsolete. The $1,072,800 write-off in fiscal 2003 was for obsolete items and due to a lower of cost or market (LOCOM) evaluation of the costs of inventories. We periodically review the costs of our inventories with respect to LOCOM. In reviewing the costs against the market price, we found certain items that required a write-down. The reference to "excess overhead" will be removed in future filings.

(B) Tell us and disclose in future filings the amount of excess overhead absorbed in prior years that you are writing off currently. Tell us and disclose in future filings how you value inventories. We note your reference to standard costs on page 43. Please note that standard costs do not comply with U.S. GAAP. Please revise or advise us why your current policies are in compliance with U.S. GAAP.

Ms. Kate Tillan

U.S. Securities and Exchange Commission

RESPONSE:

Per page 29, our inventories are carried at the lower of cost or market. We will remove the reference to standard costs on page 43 in future filings and will provide more detail on our inventory policies in the Summary of Accounting Policies, as shown in Exhibit A. In addition, per the response to (A) above, there was no "excess overhead" and that reference will be removed.

(C) Reconcile the amounts disclosed in the rollforward schedule for your inventory reserve with the disclosures on pages 17, 18, and 19.

RESPONSE:

On page 17, the amounts disclosed that reconcile to the schedule on page 43 are in the following sentence: "In addition, the Company increased its inventory reserve by approximately $750,000 in fiscal 2003, while it decreased the reserve by $300 in fiscal 2004." In the schedule on page 43, this $750,000 and $300 reconcile if you subtract the "Charged to costs and expenses" column from the "Deductions" column.

On page 18, the amount disclosed that reconciles to the schedule on page 43 is "the Company obsoleted $1,072,800.of inventory." This amount agrees with the "Deductions" column of the schedule on page 43.

On page 19, the amounts disclosed that reconcile to the schedule on page 43 are the following: "During fiscal 2004, the Company wrote off approximately $250,300 of work-in-process inventory" and "During fiscal 2003, the Company wrote off approximately $1.1 million of work-in-process inventory." Both these amounts agree with the "Deductions" column of the schedule on page 43.

The other references to scrapped amounts ($187,200 in 2004 and $560,200 in 2003) are from the fall out of parts during production, and these amounts do not directly affect the reserve.

(D) Tell us and in future filings disclose the reasons for significant inventory reserves. We note that you recorded an inventory reserve of $1,779,000 in 2003.

RESPONSE:

The Company has significant inventory reserves as a result of lower of cost or market (LOCOM) and excess analysis of its finished goods. In addition, as a result of the continuing slow economic conditions, the Company felt it prudent to include additional reserves against raw materials and work-in-process in fiscal 2004. In fiscal 2003, the Company increased its reserves by the amount you referenced, $1,779,000, but ultimately directly wrote-off $1,072,800 against this amount. Therefore, the actual reserve recorded for fiscal 2003 was $1,043,200, which was for LOCOM and excess inventories on-hand as of September 28, 2003.

Ms. Kate Tillan

U.S. Securities and Exchange Commission

(E) Tell us and clarify in future filings why you refer to a required build-up of raw material inventory for wafers as the reason for the high levels of inventories as of September 28, 2003 and September 30, 2004 when the majority of your inventory is work-in-process and finished goods.

RESPONSE:

As disclosed in the Form 10-K, we purchase wafers from fabricators in the Far East. Each wafer contains many candidate chips, but not all will function correctly. Therefore, we probe wafers to preliminarily test for viability, which results in "sorted wafers." A large portion of our work-in-process is sorted wafers ($4.2 million in 2003 and $3.8 million in 2004). Once the wafers enter the sorting process, they are considered work-in-process, but are actually a raw material input to the actual production of the finished good. Sorted wafers are cut into individual chips (die), which can be assembled into a number of finished products. We will clarify our future filings as shown in Exhibit B.

(F) On page 39 you state that your inventory levels may exceed one year. However, based upon your inventory turns, it appears that you have approximately 2.5 years of inventory on hand. Please tell us and revise future filings to discuss, to the extent practicable and based upon your forecasted demand, how many years of inventory you have on hand.

RESPONSE:

As disclosed in the Form 10-K, the Company uses a rolling 18-month period of sales to evaluate its finished goods inventory for LOCOM and excess inventories on-hand. In addition, we provided an additional reserve for slow-moving items in raw materials and work-in-process in fiscal 2004. At this time, we have approximately 18 months of finished inventory on-hand, which is adequate considering many of our products have lives of over 10 years. We will attempt to clarify in future filings.

(G) Please explain, given your inventory turns, how you have established reserves for inventory by product type for amounts in excess of 18 months of demand. We note the disclosure on page 21.

RESPONSE:

We use a rolling 18-month period of sales for the LOCOM and excess analysis of finished goods. The entire inventory disclosed on the balance sheet includes raw materials and work-in-process. In fiscal 2004, we provided an additional reserve for slow-moving items on these classifications also. Please note that our raw materials and work-in-process tend to have long shelf lives (some over 10 years) due to their being able to be used in multiple finished products.

Ms. Kate Tillan

U.S. Securities and Exchange Commission

(H) Please also revise the notes to your financial statements in future filings to explain in more detail your inventory policies, including your policies related to reserves, due to the significance of this account to your balance sheet. That is, we note that inventories represent 65% of your total assets as of September 30, 2004.

RESPONSE:

We will revise our Summary of Accounting Policies regarding inventories as shown in Exhibit A.

In response to your comments, the Company acknowledges the following:

•    The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•    Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please feel free to contact me. We will respond to the remaining comments as soon as practicable. Thank you.

Sincerely,

  /s/  Kimiko Milheim

Kimiko Milheim

Chief Financial Officer

Ms. Kate Tillan

U.S. Securities and Exchange Commission

Exhibit A

Summary of Accounting Policies

Inventories

Inventories are carried at the lower of cost (first-in, first-out) or market (Notes 1 and 9), Cost includes the purchase price of parts, assembly costs, and overhead. The Company periodically writes down its inventories for lower of cost or market reserves, aged inventory reserves, and obsolescence reserves. Inventory reserves are generally recorded when finished goods inventory for a product type exceeds 18 months of demand for that product type. If actual product demand or selling prices are less favorable than estimated, additional inventory write-downs may be required in the future. Conversely, if demand comes back for product types previously written-down, future margins may be higher.

Exhibit B

Management's Discussion and Analysis

Working Capital

The Company relies on third-party suppliers for its raw materials, particularly its processed wafers, for which it currently relies on primarily two suppliers. Each wafer contains many candidate chips, but not all will function correctly; therefore, the Company probes some wafers to preliminarily test for viability. Sorted wafers comprise a large portion of the Company's work-in-process ($3.8 million in fiscal 2004 and $4.2 million in fiscal 2003). Once a wafer enters this sorting process, it is considered work-in-process, yet is actually a raw material input (the wafer remains intact) into the actual assembly of the product (wafers are cut into individual chips or die that can be assembled into a number of finished products during production). As a result, the Company maintains substantial levels of wafer inventories to protect against disruption in supplies. The Company has periodically experienced disruptions in obtaining wafers. As the Company continues to shift towards higher margin proprietary products, it expects to be able to reduce inventory levels by steamlining its product offerings.